50 3/29/05

SECURITII 05039880

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~35-120~~ 8-35120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Financial Planning Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Integrated Financial Planning Services
(No. and Street)

Karlstrasse 20, Heidelberg, Germany 69117
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 3 2005 135 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry E. Swanson 011-49-6221-23597
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen L. Bridges
(Name – *if individual, state last, first, middle name*)

CMR 420, Box 706, APO, AE 09063
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- XXX Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 4 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05 SS

19

OATH OR AFFIRMATION

I, Barry E. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of 31 December, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

NOTARIAT HEIDELBERG

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

4 UR 293/05

4 UR 293/05
Die Kosten und Umsatzsteuer sind erhoben.
Heidelberg, den 25.02.2005

i.A. Baust/Walch, Just. Ang.

UNTERSCHRIFTSBEGLAUBIGUNG

Vorstehende Unterschrift des sich ausweisenden

Barry Ernest **Swanson**

geb. am 23.06.1940 in New York, USA
wohnhaft Karlstr. 20, 69117 Heidelberg

wurde heute in meiner Gegenwart eigenhändig geleistet und wird hiermit als echt öffentlich beglaubigt.

Heidelberg, den 25.02.2005
-Notariat 4 Heidelberg-

Justizrätin (A L T), Notarin

NOTARIAT HEIDELBERG

Integrated Financial Planning Services
Audited Financial Statement
Balance Sheet

	Dec 31, '04
ASSETS	
Current Assets	
Checking/Savings	
100 · Citibank - NY State	164,164.50
101 · Commerce Bank	462.24
102 · Commerzbank	12,436.16
111 · Citibank Money Market	101.68
Total Checking/Savings	177,164.58
Accounts Receivable	
1200 · Accounts Receivable	4,632.25
Total Accounts Receivable	4,632.25
Other Current Assets	
104 · Acct Rec - Other	8,948.85
106 · Acct Rec - Reps Comms	7,886.71
108 · Acct Rec - ANICO	9,311.63
110 · NASD Cash Account	3,460.05
113 · Acct Rec MF Commissions	23,986.16
115 · Cash on Deposit	5,000.00
131 · Prepaid NASD Focus Assessment	2,560.00
132 · Prepaid Renewal Fees	7,295.00
133 · Prepaid Insurance	7,554.58
134 · Prepaid Legal Fees	4,123.29
Total Other Current Assets	80,126.27
Total Current Assets	261,923.10
Fixed Assets	
140 · Furniture & Equipment	82,673.32
150 · A/D - Furn & Equip	-50,628.76
Total Fixed Assets	32,044.56
TOTAL ASSETS	**293,967.66**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 · AP Representatives	294.79
205 · Accounts Payable	5,893.68
208 · Taxes Payable	23,900.00
210 · Comm. Payable	17,530.38
Total Other Current Liabilities	47,618.85
Total Current Liabilities	47,618.85
Total Liabilities	47,618.85
Equity	
300 · Owners Equity	125,323.11
3000 · Opening Bal Equity	261,546.74
305 · Prior Year Adjustments	-11,100.40
309 · IFP, Ltd.	
Expenses Paid	-13,300.65
Total 309 · IFP, Ltd.	-13,300.65
310 · Owners Draw	-62,840.60
311 · Owner's Contibution	24,294.71
Net Income	-77,574.10
Total Equity	246,348.81
TOTAL LIABILITIES & EQUITY	**293,967.66**

Integrated Financial Planning Services
Audited Financial Statement
Profit & Loss

		Jan - Dec '04
Ordinary Income/Expense		
Income		
404 · Rev - Life Insurance		340,372.90
405 · Rev - MF Commissions		1,365,412.67
410 · Rev - NASD Fees		
Cont. Ed. Fee	1,425.00	
Disclosure Fee	510.00	
Fingerprint Fee	364.00	
Registration	945.00	
Series 6 Exam	140.00	
Series 63 Exam	490.00	
Series 65 Exam	0.00	
Series 7 Exam	210.00	
State Regis Fee	510.00	
Termination Fee	1,020.00	
410 · Rev - NASD Fees - Other	60.00	
Total 410 · Rev - NASD Fees		5,674.00
412 · Rev - Study Guides		195.00
413 · Rev - Comp. Review		1,800.00
415 · Rev - Bonding Fees		4,479.00
417 · Rev - Bus Card,Supp,Admin,etc		454.00
420 · Rev - Investment Fair		17,252.19
430 · Rev - Integrated Benefits		2,419.08
Total Income		1,738,058.84
Expense		
501 · Admin Fees		
Compliance	7,900.00	
Continuing Education	7,863.52	
General	7,349.58	
NASD Adminiatration	3,900.00	
Supervisory Reviews	2,800.00	
Total 501 · Admin Fees		29,813.10
502 · Accounting Fees		5,125.00
505 · Advertising		813.79
506 · Audit Expense		1,200.00
510 · Auto Expense		
Gas	2,254.33	
Parking	341.14	
Service	259.38	
Total 510 · Auto Expense		2,854.85
512 · Bank Service Charges		2,321.11
514 · Commissions-Side Charges		4,697.86
515 · MF Commission Reps		1,134,041.33
517 · Depreciation		17,531.53
520 · Contact Labor Expense		
Braun, Kerri	991.50	
Canavan, Dyana	2,910.27	
Cuomo, Kathy	19,107.50	
Leljedal, Marlea	8,320.75	
Lewis, Bethlehem	6,077.75	
Morales, Dawnia	4,104.00	
Polkowska, Dorota	1,367.21	
Roney, Michelle	2,886.75	
Thornton, Michelle	4,309.00	
Total 520 · Contact Labor Expense		50,074.73
521 · Membership Dues		490.40

Integrated Financial Planning Services
Audited Financial Statement
Profit & Loss

		Jan - Dec '04
522 · Subscriptions		626.16
524 · Meals & Entertainment		15,817.64
528 · Conference Fees		1,215.00
530 · Insurance Expense		
Auto	2,714.23	
Medical-Dental	5,463.26	
Total 530 · Insurance Expense		8,177.49
535 · Investment Fair		
Hotel	15,310.00	
Meals & Entertainment	4,150.98	
office exp	1,323.53	
Prizes	1,379.88	
Total 535 · Investment Fair		22,164.39
536 · Compliance Meetings		3,533.10
537 · Legal & Professional Fees		61,257.72
543 · Bonding Fee		686.67
544 · Regis Fees		755.00
545 · NASD Expenses		
Annual Fee	7,730.00	
Cont. Ed. Fee	1,140.00	
Disclosure Fee	490.00	
Fingerprint Fee	389.00	
Principal's Exams	300.00	
Registration	935.00	
Series 6 Exam	120.00	
Series 63 Exam	420.00	
Series 65 Exam	110.00	
Series 7 Dev Fee	90.00	
Series 7 Exam	110.00	
State Regis Fee	960.00	
Termination Fee	640.00	
Total 545 · NASD Expenses		13,434.00
549 · Office Expenses		10,870.92
550 · Sales Brochures		61.50
552 · Phone		
MISC	744.87	
Telekom - DSL line	2,101.90	
Telekom - Phone Calls	3,024.40	
Total 552 · Phone		5,871.17
555 · Computer Expenses		3,642.47
556 · Network Subscriptions		3,066.43
557 · Publications		826.80
560 · Postage - American		1,285.65
561 · Postage - German		3,386.80
562 · Printing		
Business Card Printing	1,696.36	
Total 562 · Printing		1,696.36
563 · Promotional Expense		509.00
565 · Rent		22,665.18
567 · Repairs		
Office	300.04	
Total 567 · Repairs		300.04
571 · Training Expense		121.50
572 · Study Guides		1,020.90
575 · Travel		

Integrated Financial Planning Services
Audited Financial Statement
Profit & Loss

		Jan - Dec '04
Air Fare		7,032.39
Car Rental		
Gasoline	10.71	
Car Rental - Other	68.75	
Total Car Rental		79.46
Hotel		2,993.89
Meals & Entertainment		1,242.68
Other		37.08
Taxis		875.22
Train Tickets		369.40
Total 575 · Travel		12,630.12
576 · Utilities		5,470.56
600 · Exp - Integrated Benefits		5,156.80
614 · British Comm-Side chg		3,882.09
615 · British Comm Reps		61,305.98
Total Expense		1,520,401.14
Net Ordinary Income		217,657.70
Other Income/Expense		
Other Income		
450 · Interest Income		
Citibank Main Account	1,438.58	
Money Market Account	42.43	
Total 450 · Interest Income		1,481.01
460 · MISC Income		1,282.00
485 · Gain/Loss on Exchange Rate		973.01
Total Other Income		3,736.02
Other Expense		
580 · Taxes		
Einkommensteuer	25,664.35	
Gewerbesteuer	34,584.91	
Road Tax	586.73	
Social Services	203,586.83	
US Back Up Withholding	402.80	
US Income Tax	22,420.00	
Total 580 · Taxes		287,245.62
581 · Penalties		263.97
582 · Interest Expense		95.81
583 · NASD Focus Assessment		5,120.47
585 · Contributions		5,258.70
590 · Bad Debt		983.25
Total Other Expense		298,967.82
Net Other Income		-295,231.80
Net Income		**-77,574.10**

Integrated Financial Planning Services
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
For the year ended December 31, 2004

Balance, January 1, 2004	$ 386,870
Net income (loss)	(77,574)
Additions, incl non-conforming capital	0.00
Deduction, incl non-conforming capital	62,947
Balance, December 31, 2004	$ 246,349

Integrated Financial Planning Services
AUDITED COMPUTATION OF NET CAPITAL
For the year ended December 31, 2004

Total ownership equity	$ 246,349
Total ownership equity qualified for net capital	246,349
Total capital and allowable subloans	246,349
Deductions and/or charges total non-allowable assets	93,381
Net capital before haircuts	$ 152,968
Haircuts on securities	0
Net Capital	$ 152,968

Audited Statement of Cash Flows
December 31, 2004
Year - to - Date

Net Income		$ (77,574.10)
Adjustments:		
Depreciation Expense	17,531.53	
(Increase)Decrease in A/R	(19,966.40)	
Increase(Decrease) in A/P	37,165.91	
(Increase)Decrease in Prepaid Exp.	1,107.13	
		35,838.17
Net Cash provided by operating activities		(41,735.93)
Purchase of Equipment	(2,602.75)	
Disposal of Equipment	-	
Capital Withdrawals & Adjustments	(62,946.94)	
		(65,549.69)
Net Increase(Decrease) to cash		$ (107,285.62)
CASH BEGINNING BALANCE, January 1, 2004		284,450.20
CASH ENDING BALANCE, 31 December 2004		177,164.58
Net change to cash		$ (107,285.62)

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2004 to December 31, 2004

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent commissions due from investment companies for one-time purchases of mutual funds and are accrued upon notification of sale from sale from sales personnel.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers and short-term receivables (advances) due from registered representatives.

4. OTHER SECURITIES represent investments in marketable equity securities held by the business and are accounted for on a fair market value basis. INVESTMENT – GAIN (LOSS) represent the aggregate amount of gain/loss of value at fair market prices computed monthly.

5. PROPERTY, FURNITURE AND EUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. OTHER ASSETS represents cash on account with the NASD for exams/registrations of representatives, as well as reserve deposits with mutual fund companies.

7. ACCOUNTS PAYABLE-REGISTERED REPRESENTATIVES represent commissions due to representatives for one-time sales, thereby keeping consistency with accounting for RECEIVABLES-MUTUAL FUNDS COMMISSIONS DUE.

8. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

9. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 80% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 7).

10. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

Independent Auditor's Report

To The President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services for the period of January 1 through December 31, 2004 and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the private organization. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standard require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Stephen L. Bridges, MBA
Public Accountant

February 16, 2005

STEPHEN L. BRIDGES
CMR 420, Box 706
APO AE 09063

February 16, 2005

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg, Germany

My review of the Balance Sheet for Integrated Financial Planning Services at December 31, 2004, and the Unaudited Focus Report submitted for the same period disclosed no material differences between the two documents.

Stephen L. Bridges
Accountant

Mr. Barry E. Swanson
Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg, Germany

In planning and performing my audit of the financial statements of Integrated Financial Planning Services for the year ended 31 December 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance of the internal control structure.

I also made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verification, and comparisons and recordation of differenced required by rule 17a-13 or in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, error or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I

noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Stephen L. Bridges, MBA
Public Accountant

February 16, 2005

DEPARTMENT OF THE ARMY
HEADQUARTERS, 266TH FINANCE COMMAND
UNIT 29001
APO AE 09007

Finance Operations
Directorate

February 14, 2005

Integrated Financial Planning Services
Karl Strasse 20
69177 Heidelberg
Germany

Gentlemen:

This letter is to advise that Mr. Stephen L. Bridges is an accountant in good standing for the U.S Army, HQ 266th Finance Command. Mr. Bridges serves as Director, Finance Operations. Mr. Bridges has a Bachelor of Science degree in accounting from Brigham Young University in Provo, Utah, and Masters of Business Administration degree in finance from Loyola College in Baltimore, Maryland.

Susan Walton

SUSAN WALTON
Major, Finance Corps
Deputy Director, Finance Operations